NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Duke Energy Corp.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 21, 2021 email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund.

Duke Energy Corporation

VOTE FOR PROPOSAL SIX

SHAREHOLDER PROPOSAL REGARDING PROVIDING A SEMIANNUAL REPORT ON DUKE ENERGY’S POLITICAL CONTRIBUTIONS AND EXPENDITURES

Filed by the New York State Common Retirement Fund

Annual Meeting: May 6, 2021

The New York State Common Retirement Fund urges Duke Energy Corporation shareholders to vote FOR Proposal SIX on the proxy, the Shareholder Proposal Regarding a Semiannual Report on Duke Energy’s Political Contributions and Expenditures

Support FOR Proposal SIX Is Warranted Because:

Companies face legal, reputational, and financial risks when making political contributions. Transparency and accountability around corporate political contributions is a widely adopted best practice and in the best interests of shareholders. Currently, Duke Energy fails to comprehensively disclose its corporate political spending and shareholders are unable to fully assess the risks and benefits associated with the company's political activities.

Summary of Proposal SIX

Resolved, Shareholders of Duke Energy hereby request the Company to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company's website, that discloses the Company's:

a)    Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board's role (if any) in that process; and b) Monetary and non-monetary contributions or expenditures that could not be deducted as an "ordinary and necessary" business expense under section 162(e)(l)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(l)(B) of the Internal Revenue Code.

Publicly available records show Duke has contributed at least $17 million in corporate political funds since the 2010 election cycle. (CQMoneyline: http://moneyline.cq.com; National Institute on Money in State Politics: http://www.followthemoney.org)

Duke’s Board and shareholders need comprehensive disclosure to be able to fully evaluate the use of corporate assets in elections. This would bring Duke in line with a growing number of leading companies, including Dominion Energy Inc., Consolidated Edison Inc., Edison International, and Exelon Corp., which present this information on their websites.

Since the Citizens United Supreme Court decision, there has been a dramatic increase in overall political spending by corporations. When companies make political contributions that are not made in accordance with stated values or business strategy, long-term shareholder value is jeopardized. As a result, comprehensively disclosing corporate political spending is a well-established best practice, in the best interests of shareholders, and aligned with long-term shareholder value.

While Duke Energy has improved its corporate political spending disclosure over the years, the Company still fails to disclose:

•	Payments to all trade associations;
•	Payments to 501(c)(4) organizations, referred to as "social welfare" organizations, that may be politically active; and
•	How trade associations use the Company's money on issues related to electioneering expenditures, thus exposing the Company to the risk that it could be indirectly supporting positions opposed to its corporate position.

Full disclosure of Duke Energy political contributions will allow shareholders to assess the risks and benefits associated with the company's political activities.

Conclusion

Shareholders are encouraged to vote FOR Proposal SIX on the proxy, the Shareholder Proposal Regarding Providing a Semiannual Report on Duke Energy’s Political Contributions and Expenditures at the Corporation’s Annual Meeting on May 6, 2021.

For questions, please contact Kyle Seeley, Corporate Governance and ESG Investment Officer New York State Common Retirement Fund, kseeley@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please do not send us your proxy card.